Contact

www.linkedin.com/in/calummacrae
(LinkedIn)

Top Skills

Translational Research
Medical Research
Immunology

Calum MacRae

Physician-Scientist working at convergence of basic science, translational biology, genomic medicine and innovation
Boston, Massachusetts, United States

Summary

Interests include genomics in medicine, disease modeling, developmental biology, drug discovery, systematic approaches to discovering new phenotypes, and the role of disruptive innovation in refashioning the clinical-translational interface.

Experience

Harvard Medical School
Professor
July 2002 - Present (23 years)
Boston, Massachusetts, United States

Apple Health Study
Principal Investigator
February 2025 - Present (5 months)

Understanding wellness and health through personal technology

Atman Health
Co-Founder
January 2021 - Present (4 years 6 months)
Boston, Massachusetts, United States

Tanaist
Co-Founder
April 2025 - Present (3 months)

LifeMD
Director
August 2024 - Present (11 months)

TMA Precision Health
Director
January 2022 - Present (3 years 6 months)

Brigham and Women's Hospital

16 years

Vice Chair for Scientific Innovation, Department of Medicine
March 2018 - Present (7 years 4 months)
Boston, MA

Physician-Scientist
2009 - Present (16 years)

Chief, Cardiovascular Medicine
October 2014 - February 2018 (3 years 5 months)

One Brave Idea

Director
January 2017 - Present (8 years 6 months)
Boston, MA

Harvard Stem Cell Institute

Principal Faculty Member
2009 - Present (16 years)

Broad Institute

Associate Member
2007 - Present (18 years)

Apple Heart and Movement Study

Principal Investigator
September 2019 - February 2025 (5 years 6 months)
Boston, Massachusetts

Exploring the links between wearable data and human physiology

Massachusetts General Hospital

11 years 2 months

Director, Cardiovascular Genetics Clinic
January 2004 - July 2009 (5 years 7 months)

Attending Cardiologist
January 2001 - July 2009 (8 years 7 months)

Director, Cardiology Fellowship Program
2007 - 2009 (2 years)

Postdoctoral Fellow-Fishman Laboratory
June 1998 - January 2001 (2 years 8 months)

Cardiology Fellowship
July 1998 - June 2000 (2 years)

Brigham and Women's Hospital
Internal Medicine Residency
July 1996 - June 1998 (2 years)

Harvard Medical School
Post-doctoral Fellow-Seidman Laboratory
January 1991 - July 1996 (5 years 7 months)

St. George's Hospital Medical School
Cardiology Registrar
May 1988 - January 1991 (2 years 9 months)

Education

The University of Edinburgh
MB, ChB, Medicine · (1979 - 1985)

University of London
PhD, Human Molecular Genetics · (1991 - 1996)

The University of Edinburgh
B.Sc. (Hons), Experimental Physiology · (1979 - 1983)